Filed by RightCHOICE Managed Care, Inc.
       Pursuant to Rule 425 under the Securities Act of 1933
            Subject Company:  RightCHOICE Managed Care, Inc.
                               Commission File No. 333-34750


The following communications contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the reorganization of RightCHOICE Managed Care, Inc., a Missouri corporation, are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Careful consideration should be given to risk factors included in RightCHOICE's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in "ITEM 1. BUSINESS" of RightCHOICE's Annual Report on Form 10-K for the year ended December 31, 1999.


For Further Information
Kevin Aandahl     314-923-6268
Deb Wiethop       314-923-4767

     RightCHOICE 1st Quarter Profit Increases 60 Percent
      Eight Consecutive Comparable Quarters of Improved
                       Profitability;
                  Settlement Moving Forward

ST. LOUIS, April 26, 2000 - RightCHOICE Managed Care, Inc. (NYSE:RIT) today reported a 60 percent increase in first quarter net income to $7.5 million, or 39 cents diluted earnings per share, compared with $4.7 million, or 25 cents diluted earnings per share, for the first quarter 1999.
This is the eighth consecutive comparable quarter of improved profitability for the company.
     "We continue our efforts to meet member needs for broad networks, simplified products and quality service and to build on our track record of strong financial performance," said John O'Rourke, chairman, president and chief executive officer of RightCHOICE. "We're demonstrating our ability to meet or exceed growth targets while keeping overhead down and sustaining continuous improvement in operations and client service."
     For the three months ended March 31, 2000, RightCHOICE also reported:
- Operating income was $9.8 million, compared to $4.6 million for first quarter 1999.
- Earnings before interest expense, taxes, depreciation and amortization were
  $17.6 million compared with $12.6 million for first quarter 1999.
- The medical margin per member per month (PMPM) increased 16 percent to $27.20 PMPM from $23.41 PMPM for first quarter 1999.
- The medical loss ratio (MLR) improved to 80.5 percent, compared with 81.9 percent, and the general and administrative (G&A) expense ratio decreased to 19.7 percent compared with 20.4 percent for first quarter 1999.
- Cash flow from operations was $2.3 million compared with a negative $4.5 million for the first quarter of 1999.
- Total membership increased to 2.4 million members at March 31, 2000, a 12 percent increase over the first quarter of 1999, including an increase in underwritten membership to 475,237 members at March 31, 2000, a 4 percent increase over the first quarter of 1999.

Strong First Quarter Sales

     In the first quarter of 2000, RightCHOICE achieved 45 percent of its annual new business group sales goal. The company retained nearly 90 percent of its members in both group and individual programs during first quarter 2000.
     "We typically achieve slightly more than a third of our underwritten enrollment growth in the first quarter of the year," O'Rourke said. "However, the strong sales efforts going into the first quarter generated even higher growth. We also anticipate a solid second quarter and July 1 enrollment, based on our current proposal activity."
     These increases in membership are due to RightCHOICE's improved service levels and ability to offer employers and their members a wide range of benefit plans, including access to the BlueCard PPO national network in 48 states. "The marketplace is recognizing the value of our service enhancements and new programs we've invested in," O'Rourke said. "These are paying off through higher retention of members and new sales growth."
     HealthLink, Inc., a wholly owned subsidiary with 1.7 million members at March 31, 2000, achieved self-insured membership growth of 11 percent over year-end 1999 and 20 percent over the first quarter of 1999. HealthLink's membership growth in the workers' compensation program increased 24 percent over year-end 1999 to 639,765 members and 40 percent over the first quarter of 1999. In addition to workers' compensation, HealthLink provides administrative services and other non-underwritten health benefit programs in Missouri and six neighboring states.


Healthcare Benefit Programs and Service Improvements

     Improvements to client service and health care benefit programs have achieved dual objectives of increasing value for members while contributing to improved financial performance.
     RightCHOICE believes that quality service and responsiveness continues to distinguish the company from its competition in the marketplace. For example, the small group marketing unit is sustaining its ability to respond quickly to requests for proposals, with 99.8 percent of proposals returned to the broker within 24 hours during first quarter 2000.
     To simplify member access to health care, RightCHOICE has fully implemented plans to eliminate precertification requirements on hundreds of medical procedures. This was done after extensive internal study and in consultation with local physicians. Currently, the 30 procedures that still require precertification are generally those where experience suggests, based on recognized standards of care, that members may be at risk for over- or under-utilization of such procedures. As a result, member and physician interface with the health plan for precertification is focused where necessary, providing the opportunity to reduce administrative cost and improve satisfaction levels.
     The prescription drug benefit is an example of RightCHOICE's commitment to meet members' needs for choice, service and appropriate cost. For first quarter 2000, 86 percent of RightCHOICE underwritten members with a drug benefit were covered under the three-tier pharmacy benefit program. This benefit offers members the choice of generic, formulary or brand name pharmaceuticals at different co-payment levels.

Missouri Consolidated Health Care Plan

     RightCHOICE is in its last contract year with the Missouri Consolidated Health Care Plan (MCHCP), a Missouri public agency that purchases health care coverage for employees of the state of Missouri and certain public entities. In 1997, RightCHOICE took a pre-tax charge of $29.5 million to account for projected MCHCP losses.
     The company's 1999 year-end financial report noted that a rate increase of approximately 21 percent would be effective for the contract year beginning January 1, 2000. In March 2000, MCHCP notified RightCHOICE that a risk adjustment factor applied to the premiums MCHCP pays insurance carriers will result in a reduction of that increase to approximately 12 percent. Although RightCHOICE is contesting this MCHCP action, it increased its loss reserve at March 31, 2000, by $1.5 million. This charge is reflected in healthcare services expense.

Outlook

RightCHOICE's financial performance outlook for the remainder of 2000:
- Average annual premium revenue growth rate per member per month in the 9 percent to 10 percent range.
- Medical cost per member per month trend increase in the 7 percent to 9 percent range, and an MLR in the low- to mid-80s for the year.
-    Maintaining the G&A expense ratio close to 20 percent.

Progress Continues toward Implementing Settlement and
Reorganization

     The company continues to work toward completing the proposed settlement with the state of Missouri. The settlement provides for the reorganization of RightCHOICE, whereby RightCHOICE will merge with its parent, Blue Cross and Blue Shield of Missouri, and form a new for-profit corporation that will be a direct licensee of the Blue Cross and Blue Shield Association. RightCHOICE shareholders will receive one share of stock in the new RightCHOICE in exchange for each share of RightCHOICE common stock they own. In addition, litigation with the state of Missouri related to Blue Cross and Blue Shield and its ownership of RightCHOICE will be settled, and a new public benefit foundation will result. The foundation will own approximately 80 percent of RightCHOICE stock after the reorganization, which is the same amount that currently is owned by Blue Cross and Blue Shield of Missouri, and will receive approximately $13 million from Blue Cross and Blue Shield of Missouri as part of the settlement. The foundation is expected to serve the health care needs of underinsured and uninsured Missourians in RightCHOICE's service area. The foundation will agree that 95 percent of its stock will be voted as directed by the new RightCHOICE board of directors on all matters except future changes of control. The foundation will also agree to sell its RightCHOICE stock in an orderly manner.
     The parties to the settlement have agreed to use their best efforts to consummate the settlement and the related reorganization by December 31, 2000. On March 14, the definitive reorganization agreement was signed and, on April 14, RightCHOICE made a preliminary filing with the Securities and Exchange Commission (SEC) relating to the reorganization. Such filing is subject to review by the SEC. Additional steps that the parties have completed in connection with the proposed settlement and the reorganization include: the organization of new RightCHOICE; the creation of The Missouri Foundation for Health; the receipt of approvals from the lending banks under RightCHOICE's credit facility agreement; the full reinstatement of the current licenses by the Blue Cross and Blue Shield Association related to RightCHOICE's and its parent's use of the Blue Cross and Blue Shield names and service marks; and preliminary approval of the reorganization by the Association's Board of Directors.
     Consummation of the proposed settlement and the reorganization is still subject to a number of significant conditions. These include the receipt of shareholder approval, the receipt of regulatory approvals, and the receipt of a private letter ruling from the Internal Revenue Service, or a satisfactory tax opinion, as to the tax-free nature of the reorganization transaction.


Caution Concerning Forward-Looking Statements

     This press release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995: These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The risks and uncertainties that could cause actual results to differ materially from those described herein include, but are not limited to: the inability to satisfy or waive the conditions to the closing of the proposed settlement and reorganization transaction; an adverse ruling on the litigation that remains pending or other judicial action; governmental and regulatory action or legislation; other pending litigation; actions by the Blue Cross and Blue Shield Association relating to the license to use the Blue Cross and Blue Shield names and service marks; and other risks detailed in the company's filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K. RightCHOICE is not under any obligation, and expressly disclaims any such obligation, to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
     Blue Cross and Blue Shield of Missouri and its for-profit subsidiary, RightCHOICE Managed Care, Inc., are the largest providers of health care benefits in Missouri in terms of members. The company's web site addresses are www.ritusa.com and www.AllianceBlue.com.

Important Information about Proposed Reorganization

     RightCHOICE Managed Care, Inc., a Delaware corporation, referred to above as new RightCHOICE, together with RightCHOICE Managed Care, Inc., a Missouri corporation, referred to above as RightCHOICE, filed with the Securities and Exchange Commission a preliminary proxy statement/prospectus regarding the proposed settlement and reorganization transaction described above. In addition, new RightCHOICE and RightCHOICE will prepare and file with the SEC a definitive proxy statement/prospectus and other documents regarding the proposed settlement and reorganization transaction. You are urged to read the definitive proxy statement/prospectus, when it becomes available, because it will contain important information. The definitive proxy statement/prospectus will be sent to shareholders of RightCHOICE seeking their approval of the proposed settlement and reorganization transaction. You may obtain a free copy of the definitive proxy statement/prospectus (when it is available) and other documents filed by new RightCHOICE (as well as by RightCHOICE) with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and these other documents may also be obtained for free by RightCHOICE shareholders by directing a request to:
RightCHOICE Managed Care, Inc., 1831 Chestnut Street, St. Louis, Missouri, 63103, Attn: Investor Relations, telephone number (314) 923-4831; e-mail: investors@abcbs.com.


Financial tables follow.

RightCHOICE Managed Care, Inc.
Consolidated Financial and Operating Results
(Unaudited; amounts in thousands except shares, per share and operating data)

THREE MONTHS ENDED
March 31,                              2000           1999
Premium revenues:
   Alliance PPO                     $  58,163     $  50,156
   AllianceChoice POS                  46,486        40,118
   HMO (includes other POS)            56,320        53,502
   Medicare supplement                 22,796        23,588
   Managed indemnity                      585           951
   Other specialty services            14,389        10,903
   Total premium revenues             198,739       179,218
Fees and other income                  23,903        20,795
   Total revenues                     222,642       200,013
Operating expenses:
   Health care services               160,069       146,748
   Commissions                          8,945         7,909
   General and administrative          39,467        36,560
   Depreciation and amortization        4,333         4,194
   Total operating expenses           212,814       195,411
Operating income                        9,828         4,602
Investment income, net:
   Interest and dividends               3,224         3,207
   Realized gains, net                    139           268
   Total investment income, net         3,363         3,475
Interest expense                         (913)       (1,068)
Other income, net                          92           308
Income tax expense                      4,908         2,640
Net income                           $  7,462      $  4,677
Basic earnings per share             $   0.40      $   0.25
Diluted earnings per share           $   0.39      $   0.25
Weighted average common shares     18,673,000    18,673,000

BALANCE SHEET DATA:
Cash and investments                 $243,856     $235,682
Total assets                          528,019      512,033
Medical claims payable                119,572      117,437
Debt                                   32,063       40,563
Shareholders' equity                 $165,376     $148,661
Book value per share*                   $8.86        $7.96
Tangible book value per share*          $5.24        $4.02
*Based on weighted average common shares

OPERATING DATA:
Membership at end of period
   Underwritten:
      Alliance PPO                   159,424       143,196
      AllianceChoice POS             134,051       124,746
      HMO (includes other POS)       128,574       131,470
      Medicare supplement             51,863        56,436
      Managed indemnity                1,325         2,078
   Self-funded:
      PPO                             44,308        45,951
      HMO                              7,633         7,519
      ASO (includes HealthLink):
       Workers' Compensation         639,765       457,000
       Other ASO                   1,240,477     1,171,898
      Total                        2,407,420     2,140,294
Medical loss ratio                     80.5%         81.9%
G&A ratio                              19.7%         20.4%
Adjusted G&A ratio (excluding
   depreciation and amortization)      17.7%         18.3%


NOTE: Health care services expense for both three-month periods includes credit for the beneficial effect of the premium deficiency that was recorded in 1997.


Teleconference Script
First Quarter 2000

INTRODUCTION BY JOHN O'ROURKE:
Good afternoon, thank you for joining us today. We're pleased to tell you that we had another very strong quarter.
We continue to build a consistent track record of improved financial performance.

We have two additional speakers with us today:
Most of you know Sandra Van Trease, she's senior executive vice president and chief operating officer. Sandra is also chief financial officer.

I'm also pleased to introduce Michael Fulk, senior vice president and chief marketing executive. Given our strong membership growth, we felt you would benefit from hearing from Mike today to gain some insight into how we are achieving profitable growth and where we see future opportunity.

The information that we will share with you this afternoon includes various "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on our current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from those that we discuss today. Additional information that could cause actual results to differ materially from those in the forward-looking statements can be found under the caption "Risk Factors" in our most recent Annual Report on Form 10-K on file with the SEC.

RECAP RESULTS:
To briefly recap our results, we've achieved eight consecutive comparable quarters of improved profitability, an important milestone for this management team. First quarter net income increased 60 percent over the first quarter last year to $7.5 million, or 39 cents per share on a diluted basis.

Total revenues grew 11 percent over the first quarter last year, with an 8 percent increase in premium revenue per member per month. At the same time, we held our total operating expenses to a 9 percent increase, which included an increase of just 6 percent per member per month in health care services.

As a result, our operating ratios and margins were very strong, with the medical loss ratio coming in at 80.5 percent and the G&A ratio coming in at 19.7 percent. Our medical margin now stands at $27.20 per member per month, a 16 percent increase over the same period last year, and up
13.5 percent over the last quarter of 1999.

Underwritten membership of 475,237 at March 31, 2000, increased nearly 4 percent over the same period last year.
Continuous growth in HealthLink, especially in workers' compensation, boosted RightCHOICE's total membership by 12 percent to 2.4 million at March 31st.

With each quarter of improved financial performance, I become more convinced that our emphasis on member service and operating improvements is the right strategy. Sandra has motivated our operating managers to work toward continuous improvement. Through their efforts we've established a reputation for value - excellent networks, simplified procedures, and more responsive service.

That commitment to service empowers our sales team to move forward with confidence.to be able to ask for pricing and terms that are fair to our customers and profitable for our company. Over the past two years, the sales and marketing program has undergone a tremendous change under the leadership of Mike Fulk, who joined RightCHOICE in January
1998.

SETTLEMENT UPDATE
Before I ask Mike and Sandra to elaborate, I'd like to give you an update on the settlement and reorganization, which has been moving forward throughout the quarter.

As you know, we and our parent company, Blue Cross and Blue Shield of Missouri, reached a settlement agreement with the Missouri Attorney General and the Department of Insurance that will result in the merger of Blue Cross and Blue Shield with and into RightCHOICE. RightCHOICE will become a Delaware for-profit corporation and a direct licensee of the Blue Cross and Blue Shield Association.

Through this agreement, litigation with the state of Missouri related to Blue Cross and Blue Shield of Missouri and its ownership of RightCHOICE will be settled. A new public benefit foundation will own approximately 80 percent of RightCHOICE stock and receive approximately $13 million from the parent company. The foundation is expected to serve the health care needs of uninsured Missourians in our service area.

The foundation has agreed that 95 percent of its stock will be voted as directed by the new RightCHOICE board of directors on all matters except future changes of control.
The foundation also agreed to sell its RightCHOICE stock in an orderly manner, under a divestiture plan.

On March 14th, the definitive reorganization agreement was signed. Since then we have been moving forward to complete all the steps and to satisfy the various conditions to closing.

In addition to signing the reorganization agreement, we filed a preliminary proxy statement with the SEC on April
14th, which is now being reviewed. There are a series of further steps and conditions that we must complete before consummating the reorganization.

Steps that the parties have already accomplished include:
the incorporation of new RightCHOICE in Delaware; creation of The Missouri Foundation for Health; receipt of approvals from our lending banks under RightCHOICE's credit facility agreement; full reinstatement of the licenses by the Board of Directors of the Blue Cross and Blue Shield Association;
and preliminary approval of the reorganization by the Association's Board of Directors.

While many conditions have been satisfied, a number of significant conditions still are pending. They include, but are not limited to, approval by regulators, receipt of a private letter ruling from the Internal Revenue Service or, alternatively, a satisfactory tax opinion; receipt of legal opinions; and shareholder approval.

A number of you have asked whether the reorganization will settle the litigation once and for all. The closing of the reorganization will settle the litigation that currently exists between us and the state of Missouri. It will not, however, settle all of the litigation that currently is pending.

Specifically, there remains pending in Cole County Circuit Court an action in which a certified class of subscribers asserts that Blue Cross and Blue Shield of Missouri is a mutual benefit corporation and may not transfer its assets to a public benefit foundation. The court's order could take many forms including a declaration that Blue Cross is a mutual or public benefit corporation as well as ruling on the effect of such a declaration.

The current status of this litigation is described in our 10-
K Annual Report. The status of this litigation and the impact of further developments will be described in detail in the final proxy statement that will be sent to the shareholders of RightCHOICE in advance of their vote on the reorganization.

Over the past months, we've moved forward with a great deal of deliberate care to do everything that we can to make this settlement and reorganization a reality. We believe that the interests of our members and shareholders will be well served by the reorganization, and we do look forward to completing it. We continue to believe that it is the right thing to do.

Because there are variables outside our control, we can't give you a precise timeline, but all parties are committed
-and very motivated -- to consummate the reorganization before the end of 2000.

I'd like to point out that our progress on the settlement continues under the guidance of Angela Braly, our executive vice president and general counsel, so that our operating management remains focused on the business while our legal team moves this process forward.

I'd now like to ask Mike Fulk to spend a few minutes reviewing our recent achievements in sales and marketing.


MIKE FULK:

SALES & MARKETING
Thanks, John. I'm very pleased to be with you this afternoon to share some of the insight and detail behind our very strong enrollment numbers at quarter end - which reflected our success in achieving in the first quarter 45 percent of our goal for new group sales for the entire year.
Typically, 30 to 38 percent of our annual enrollment gains are realized in the first quarter, with January being an important month. July and October are also strong enrollment months relative to the other months of the year. However, since we are the sole carrier for the vast majority of our clients in the small-to-midsize market, we aren't as reliant on those key enrollment dates as pure HMO's or those that primarily serve large employers with dual option plans. We have a fairly consistent cycle of renewal and new enrollment opportunity throughout the year.

I'd also like to note that experiencing particularly strong first quarter enrollment doesn't mean we've taken business off the table that we would have expected to gain in future quarters. Proposal activity is robust, and we have a full new business pipeline for the second quarter. Also we see some upward pricing opportunities in certain segments that will allow us to continue to enhance revenue, based on both rate increases and sales growth.

There are a number of factors that have contributed to our improved sales and enrollment growth.

First, we continue to have healthy persistency, averaging nearly 90 percent in the first quarter, despite rate increases in the mid-teens.

Contributing to robust sales and healthy persistency rates is our emphasis on providing quality service. It's also important to note that service helps us gain new enrollees, because our brokers in the community who have had a good experience with RightCHOICE are more enthusiastic about recommending RightCHOICE to their other clients.

Second, the BlueCard PPO program is another differentiator. Through BlueCard, we're positioned as the local provider with a national network. Increased visibility for BlueCard has definitely contributed to our growth. It's certainly an important factor among the many benefits of "being Blue."

This growth is the result of some very effective re-engineering that's taken place here at RightCHOICE over the past two years. Several strategies have been key to this effort:
- We've put more discipline into the sales organization. Trying to be all things to all people has a way of working against you, so we've worked hard to standardize the portfolio to feature preferred products that we can deliver more cost effectively, and with quality service.
- We've significantly rationalized our distribution channels. While we depend on our brokers to bring our products to their clients, non-productive brokers consumed a lot of our resources. We went through the process of broker recontracting and reduced the number of brokers under contract by more than half. We're focusing on brokers who are active in the health benefit area, and we look at commission expense monthly to be sure we're not overpaying for distribution.
- Making key new hires to fill out the sales management team has also been very important. We believe that we have the best team on the field. On a related note, we've been emphasizing that a representative of our sales team must participate in broker presentations to their clients. When our account executives are active participants in sales presentations with brokers, our close ratio doubles.
Quality people are helping to reinforce our message and image that we care about and deliver the best products and services.

The marketplace has offered us great opportunity, particularly with about a half dozen carriers leaving the market. Combining attrition and disruption in the market - with our ability to take market share from those we continue competing against head-to-head --- there is room for ample growth in St. Louis and throughout our service area.

The best part is that we're able to achieve our growth with reasonable pricing. We've been successful at pricing out ahead of the medical trend, and we intend to maintain that discipline.

We want to continue growing quality business at the right price, and we believe that we're very well positioned to do that.

JOHN:

TRANSITION:
Thank you Mike. . . Mike is a very positive force in our organization. That permeates the staff and has contributed immeasurably to our sales success.

I'd also like to highlight growth we've had at our HealthLink subsidiary. HealthLink covers markets in 7 states, providing network rental, utilization management and administrative services to employers and unions with self-funded health plans and also to insurance carriers. Total self-insured membership grew to 1.7 million at March 31, a 20 percent increase since the same period last year. Workers' compensation programs have been a key driver of that growth, increasing 40 percent in that period.

In addition to providing a very healthy stream of fee income, there are operating synergies with HealthLink.
We're finding that we can maintain important client relationships through HealthLink when groups move to self-funded plans in this environment of rising premiums.

Now, I'd like to ask Sandra to provide you with an update on our operating performance and outlook for the remainder of 2000.

SANDRA VAN TREASE:

OPERATING PERFORMANCE
I am very proud of the success that Mike's team and our HealthLink group have had in achieving our sales goals.

As I've mentioned many times, there's interdependency between profitable membership growth and the quality of our health plans, our operating processes and client service performance.

We continue to monitor and work toward continuous improvement in all of these areas, including timeliness in the claims area - which is important to our client satisfaction.

CLAIMS:
Speaking of claims, at year-end we completed upgrades in our imaging system and consolidated the function of converting paper claims to electronic images at a single processing center. The upgrades are designed to increase our efficiency and processing timeliness, but it did produce an increase in claims inventory and a decrease in timeliness in the first quarter. This was a short-term, anticipated increase and both the claims inventory levels and timeliness are returning to normal.

SERVICE:
Mike mentioned that one of our keys to success in supporting our sales effort is customer service. We support BlueCard PPO with very effective and efficient service levels, and this program has proven to be a key to our success in the sales area. BlueCard offers our members national access to providers with in-network benefits, virtually anywhere they work or travel. This is unsurpassed in the market. And we continue to have an extremely responsive sales unit, especially serving the small group market. In the first quarter alone, we handled more than 5,600 proposals, returning about 99.8 percent of them within 24 hours with the quotes our brokers have requested.

CASH & BALANCE SHEET:
I'll switch gears here and speak to cash flows and balance sheet items. We continue to generate strong EBITDA and cash flows. Earnings before interest expense, taxes, depreciation and amortization was $17.6 million dollars for the first quarter, compared to $12.6 million dollars for first quarter of last year. Cash flow from operations was $2.3 million dollars in the first quarter, compared with a negative $4.5 million dollars in the first quarter last year.

Our cash and investments balance was $243.9 million dollars and claims payable were $119.6 million dollars with an average of 68 days to pay. This number is down from 72.6 days to pay in fourth quarter 1999 as we reduced a backlog in claims due to upgrades to our claims processing systems that I earlier mentioned. And this number is also lower than one year ago in the first quarter of 1999, when it was 72 days.

Total long-term debt stands at $32.1 million dollars; and shareholders' equity at the end of the period was $165.4 million dollars or $8.86 per share.

MCHCP

As a side note, we used our first quarter release to update information about the Missouri Consolidated Health Care
Plan. MCHCP is the Missouri public agency that purchases health care coverage for employees of the state of Missouri and some public entities. You'll recall that, in 1997, RightCHOICE took a pre-tax charge of $29.5 million dollars to account for projected MCHCP losses.

Our 1999 10k noted that a rate increase of approximately 21 percent would be effective for our final contract year beginning January 1, 2000. In March 2000, MCHCP notified us that a risk adjustment factor they have applied to the premiums will result in a reduction of that increase to approximately 12 percent.

Although we're contesting this adjustment, we nevertheless increased the loss reserve at March 31, 2000, by $1.5 million dollars. That reserve increase is included in the health services expense line for March 31 and will be amortized ratably over the remainder of the 2000 contract year.

I'd like to take a few minutes to talk about how we've increased the value that we offer our clients and members. We have a number of enhanced benefit plans and value-added programs that are making a measurable difference - both for our network physicians and members, as well as in our bottom line performance.

PROGRAMS: PGPP/ 3 tier / Precert

Our Physician Group Partners Program now has participation by 573 physicians, which represents 54 percent of our BlueCHOICE HMO primary care physicians in St. Louis and Central Missouri. The program encourages physicians to focus on improved medical outcomes and patient satisfaction
- while keeping medical costs within defined parameters. The program has been in place long enough that we now have reportable data showing that the aggregate medical cost trend is approximately 50 percent lower for physicians in the program as compared with the non-PGPP commercial network trend.

We've also measured higher patient satisfaction scores among the PGPP groups, and have documented higher rates for such preventive procedures as childhood immunization and diabetic retinal exams.

We continue to roll out the program to primary care doctors.
We're refining the model with input from practicing physicians and we plan to introduce a program for specialists in the second half of 2000. Engaging physicians as we develop the program not only provides valuable feedback, but also demonstrates the participative nature of RightCHOICE's relationship with physicians.

The three-tier pharmacy benefit program continues to make a very positive impact. While it gives members choice in their drug program, it also helps us reduce the rate of increase in the medical trend, which improves our performance and helps us manage total health costs for our clients and members. As of March 31, 2000, 86 percent of RightCHOICE members with a drug card were enrolled in the 3-tier program.

Controlling the rate of increase of drug spend is extremely important to our management of the overall medical cost trend, because the drug component of our total healthcare expense is rapidly increasing. Drug spend now accounts for over 16 percent of total health care costs, which is a 23 percent increase over just a few years ago.

We continue to roll out new preauthorization programs that we began in 1999 - reducing the number of procedures requiring preauthorization from approximately 300 to about
30. As some procedures can be over- or underutilized, we'll continue to require precertification for those procedures. But, the vast majority of the others are routinely approved, so this policy is reducing administrative costs both for us and our network physicians. Even better, it removes nearly 300 potential points of friction between our members and us.

We also continue the implementation of new reimbursement models for procedures that can be safely performed in a doctor's office. These are often referred to as tray fees and cover procedures such as skin lesion removal, which can cost up to $1,000 when performed in a hospital or surgical center, but less than $200 if the doctor performs the removal safely - and conveniently - during an office visit.

We also recently announced our new complementary and alternative medicine network - which provides our members with access to alternative health care including chiropractic, acupuncture, massage therapy and fitness centers as well as vitamins, mineral and herbal supplements. The program is administered under the American Specialty Health Networks. Our members will be able to access this network of providers credentialed in their fields nationwide, on a discounted fee basis from the vendors' standard rates.

According to the American Specialty Health Network, a recent alternative medicine survey showed that close to 60 percent of Missourians have either used or considered using alternative medicine. It's a very fast-growing area of medicine and our program reflects our focus on providing members with cost effective ways to take charge of their own health.

OUTLOOK:

I'd like to close by reviewing our outlook for the remainder of 2000. Given our strong performance in the first quarter, and not withstanding the possibility of experiencing slightly higher costs in the subsequent quarters of the year, we remain comfortable with our financial targets:
- Average annual premium rate growth per member per month in the 9 to 10 percent range;
- Medical cost trend per member per month in the 7 to 9 percent range, with a medical loss ratio in the low-80s;
- Maintaining the general and administrative expense ratio close to 20 percent.

As we look into 2000, we have a number of initiatives that have the potential to continue making us more important and valued as a health benefit provider, and which are designed to increase our position as a leader in this market. These top-line business objectives for the year include:
-    Completing the reorganization;
- Achieving superior customer service scores as measured independently by the Member Touchpoint Survey conducted by the Blue Cross and Blue Shield Association;
-    Earning the NCQA accreditation of "commendable";
- And growing our underwritten enrollment by 3 to 5 percent by continuing our successful marketing efforts and pricing consistent with medical trends.

QUESTIONS
At this point, we'd like to open the call for questions.


JOHN:

AFTER QUESTIONS- WRAP UP:
We appreciate the interest from our current shareholders and are pleased to see increasing interest among the investment community as our performance trends continue and we move closer to completing the settlement and reorganization.

Given our position of market leadership, the strength of our Blue Cross and Blue Shield brand name, and the terrific management team that we've assembled, we believe that RightCHOICE offers tremendous value yet to be realized in the market.

Thank you for joining us today; please contact us if you have additional questions.

Operator, please read the replay information and close the call.

Important Information about Proposed Reorganization

RightCHOICE Managed Care, Inc., a Delaware corporation, referred to above as new RightCHOICE, together with RightCHOICE Managed Care, Inc., a Missouri corporation, referred to above as RightCHOICE, filed with the Securities and Exchange Commission a preliminary proxy statement/prospectus regarding the proposed settlement and reorganization transaction described above. In addition, new RightCHOICE and RightCHOICE will prepare and file with the SEC a definitive proxy statement/prospectus and other documents regarding the proposed settlement and reorganization transaction. You are urged to read the definitive proxy statement/prospectus, when it becomes available, because it will contain important information. The definitive proxy statement/prospectus will be sent to shareholders of RightCHOICE seeking their approval of the proposed settlement and reorganization transaction. You may obtain a free copy of the definitive proxy statement/prospectus (when it is available) and other documents filed by new RightCHOICE (as well as by RightCHOICE) with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and these other documents may also be obtained for free by RightCHOICE shareholders by directing a request to:
RightCHOICE Managed Care, Inc., 1831 Chestnut Street, St. Louis, Missouri, 63103, Attn: Investor Relations, telephone number (314) 923-4831; e-mail: investors@abcbs.com.